July 10, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Beverly Singleton and Andrew Mew

Re:	Gannett Co., Inc.

Form 10-K for the fiscal year ended December 31, 2018

Filed February 27, 2019

File No. 001-36874

Ladies and Gentlemen:

This letter sets forth the response of Gannett Co., Inc. (the “Company”) to the comment letter dated June 18, 2019 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019. For your convenience, the Staff’s comment has been repeated below in its entirety in italicized font, with the Company’s response to the comment set out immediately underneath it.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results Non-GAAP Information, page 47

1.

We note your reconciliations of net income to adjusted net income and adjusted earning per share for 2018, 2017 and 2016. We also note the adjustment of restructuring costs (including accelerated depreciation) in the reconciliations. In that regard, please explain to us your basis of adjusting these recurring normal expenses as you disclosed in Note 5 on page 71 that you have engaged in a series of individual restructuring programs over the past several years. Refer to Question 100.01 of CF C&DI on Non-GAAP measures.

Response:

We acknowledge the Staff’s comment and have considered the guidance in Question 100.01 of CF C&DI on Non-GAAP measures in presenting our non-GAAP measures. In keeping with the Staff’s guidance, please be advised that we present GAAP financial measures prominently and supplement our analysis of our GAAP information only with the non-GAAP financial measures that management uses in making decisions regarding the business and that we believe provides useful information to investors and the finance community, allowing them to compare our performance across periods and against that of our peers. Notwithstanding the income statement classification of restructuring charges as required by US GAAP, we do not believe such expenses are “normal¸ recurring, cash operating expenses necessary” to operate our business.

Securities and Exchange Commission

Division of Corporation Finance

July 10, 2019

Since the separation of Gannett from TEGNA (our former parent) into two separate public companies in June 2015, Gannett has been on a transformational journey to reposition the company from a legacy print publishing business into a digitally focused media and marketing solutions company. The secular declines in the legacy, that is, print portion of our business and industry, which is the driving force behind our digital transformation, have necessitated significant reorganization, restructuring, consolidation and other business operations changes to facilitate this transformation. As a result, Gannett has incurred facility and office consolidation costs, associated reductions in workforce and short period accelerated depreciation expenses for specifically identified initiatives that are no longer part of operations nor necessary to run the ongoing business, due to the elimination of redundancies and advancements in technology. In addition, our transformation has also included acquisitions of digital products and services to augment our client product offerings and other digital capabilities. We have eliminated redundant overhead from acquisitions and we do not expect to re-hire eliminated positions in the future.

We view all of these transformation-related costs as non-recurring because, by way of example, a legacy printing facility cannot be exited more than once, and a portion of the workforce associated with the legacy business cannot be reduced more than once. We expect to incur similar costs associated with our business transformation as we continue to execute on our strategy. These costs are related to our transformational strategy and do not represent operating expenses necessary to conduct our business.

As discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2018 annual report on Form 10-K, the disclosure of these restructuring, facility consolidation, and accelerated depreciation costs as an adjustment to adjusted EBITDA, Net Income, and EPS provides our investors and the finance community information to understand how our strategies are being executed as a supplement to our GAAP results and is needed in order for our investors and the finance community to understand how our core business is performing without consideration of items specifically related to the transformational changes. On our quarterly conference calls investors or analysts often ask questions to ensure they understand the recurring revenues, costs and adjusted EBITDA numbers for their models. We frequently receive feedback that our disclosures are helpful and transparent as to the ongoing financial operations of the business. Gannett believes the adjusted EBITDA, Net Income, and EPS metrics as currently disclosed help investors to measure our core operating performance and understand the results on a consistent basis from period to period.

For the reasons set forth above and in contemplation of Question 100.01, we respectfully submit to the SEC staff that these measures are important to investors and the finance community of the Company and are therefore not misleading as these costs are not normal, recurring cash operating expenses necessary to operate the ongoing business and therefore do not fall under the circumstances contemplated in Question 100.01 of CF C&DI on Non-GAAP measures.

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If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (703) 854-6807.

Securities and Exchange Commission

Division of Corporation Finance

July 10, 2019

Very truly yours,

/s/ Alison K. Engel
Alison K. Engel
Senior Vice President, Chief Financial Officer and Treasurer

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